Gold Standard, Inc.

136 South Main Street, Suite 712

Salt Lake City, Utah 84101

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder.

Introduction

This Information Statement is being mailed on or about December 19, 2006, to holders of shares of common stock, one mill ($0.001) par value, of Gold Standard, Inc. (the “Common Stock”), a Utah corporation ( the “Company”). You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors which is expected to take place 10 days after the date this statement is mailed to the record holders of the Common Stock in accordance with Rule 14f-1.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

This Information Statement is provided for information purposes only. We are not soliciting proxies in connection with the matters described herein, and you are not requested to respond to this Information Statement in any way.

On December 18, 2006, the Company executed a Share Exchange Agreement (the “Agreement”) by and between the Company and Li Guomin, Su Ning and Zhou Qingwei, who are the shareholders of Changan International Limited, a corporation organized under the laws of the Hong Kong Special Administrative Region (hereinafter referred to as the “Changan Shareholders”). Pursuant to the Agreement, the Changan Shareholders will transfer all of the capital stock of Changan to the Company in exchange for 60,000,000 shares of the Company’s “restricted” common stock.

Following the Closing (as defined in the Agrement), the Changan Shareholders will hold 60,000,00 shares of the Company’s common stock, representing 97.88% of the outstanding common stock of the Company.

On the Closing, the current directors and executive officers of the Company will resign, and the nominees of Changan shall be designated as directors and thereafter be elected by the newly constituted Board of Directors as executive officers of the Company.

The information contained in this Information Statement concerning Changan has been furnished to the Company by Changan, and the Company assumes no responsibility for the accuracy or completeness of such information. The information contained in this Information Statement concerning the director designees of Changan (the “Changan Director Designees”) has been furnished to the Company by the Changan Director Designees, and the Company assumes no responsibility for the accuracy or completeness of such information.

Voting Securities

The Company Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company (or act by written consent or authorization if no such meeting is held). Each share of the Company Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of December 19, 2006, there were 1,307,366 shares of the Company Common Stock issued and outstanding.

Change in Control

Except for the anticipated change in control related to the Closing of the Agreement, there has been no change in control of the Company during the most recent fiscal year ended October 31, 2006, nor to the date hereof; and there are no other current agreements, pledges of the Company Common Stock or arrangements or understandings that may result in a change in control of the Company.

The Company’s Current Directors and Executive Officers

The individuals named below are the Company’s current directors and executive officers. Effective at Closing, the current directors will resign their board membership and will be replaced by the Changan Director Designees. Such individuals will also resign as executive officers and be replaced by the executive officers designated by the newly constituted Board of Directors; these executive officers will also be the nominees of Changan. Each current director listed below is  a citizen of the United States.

Name of Current
Director	Age	Title
Scott L. Smith	80	President, Treasurer, CFO and Director
Bret C. Decker	52	Vice President, Secretary and Director
Gerarld L. Sneddon	76	Director
Marlon U. Stones	62	Director

Family Relationships

No family relationship exists among any of the directors or officers.

Legal Proceedings

During the last five years, none has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation SB promulgated by the Commission.

Changan Director Designees to the Company Board of Directors

The Agreement provides that, prior to the Closing, the current directors and executive officers of the Company shall submit their resignations to the Company, which resignations shall be effective as of the Closing. Prior to their resignations, the current directors of the Company shall appoint to the Company Board of Directors the Changan Director Designees, which appointments shall be effective as of the Closing.

Based solely upon written information provided to Changan and the Company by Changan’s Director Designees, Changan has advised the Company that each of the Changan Director Designees has consented to serve as a director or an executive officer of the Company if appointed or elected, as the case may be. The Changan Director Designees are not currently directors or executive officers of, or hold any position with, the Company. Based solely upon information provided to the Company by Changan, and except as indicated below under the caption “Security Ownership of Certain Beneficial Owners and Management” regarding shares of the Company Common Stock that will be acquired under the Agreement, the Changan Director Designees own no equity securities or rights to acquire any such securities of the Company, nor have any of them been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, other than with respect to transactions among Changan and the Company pursuant to the Agreement.

Based solely upon written information provided to Changan and the Company by Changan’s Director Designees, the Changan Director Designees have advised the Company that none of them has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation SB promulgated by the Commission.

The name, age, present principal occupation or employment and five-year employment history of the Changan Director Designees are set forth below. Each such person is not, unless indicated below, a citizen of the United States.

Name and Address of Designee(1)	Age	Position Nominated
Li Guomin	46	Director, Chief Executive Officer, and Chief Financial Officer
Su Yu	30	Director
Zhou Qingwei	46	Director

(1)	The address of each Designee is No. 514, No. 18 Building, High New Technology Development, Nangang District, Harbin, Heilongjiang Province, P.R. China

Li Guomin. From 2004 to the present, Mr. Li has been Chairman of Harbin Hongbo Environment Protection Material Ltd., a company that manufactures building materials from waste products. From 2001 to 2004, Mr. Li was Vice Manager of Neimengu Changan Joint Stock Company, a wood processing company. Mr. Li was awarded an undergraduate degree in wood studies from the Northeast Forest University; and in 1986 he was awarded a degree in Business Administration from the Harbin Broadcasting University. Harbin Hongbo Environment Protection Material Ltd. is a corporation organized under the laws of the People’s Republic of China and is a 61% owned subsidiary of Changan.

Su Yu. From 2004 to the present, Mr. Su has been Manager of Harbin Hongbo Environment Protection Material Ltd. From 2002 to 2004, Mr. Su was the Chief Executive Officer of Harbin Success Engineering Material Ltd. From 2000 to 2002, Mr. Su was a Superintendent with managerial responsibilities at the Harbin Zhongtian Environment Protect Technology and Innovation Institute.

Zhou Qingwei. In 2006, Mr. Zhou assumed the role of Director of Changon International Limited, which is the holding company for Harbin Hongbo Environment Protection Material Ltd. From 2000 to 2005, Mr. Zhou was Vice Manager of Neimengu Changan Joint Stock Company, a wood processing company. Mr. Zhou holds an undergraduate degree from the Harbin Science and Technology Employee University.

Family Relationships

There are no family relationships between the nominees or designees to become directors and executive officers of the Company.

Involvement in Certain Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company or security holder, nor any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Audit Committee

Prior to the Closing of the Agreement, the Company Board of Directors did not establish an Audit Committee because, due to the Company Board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues normally considered by an Audit Committee. Following the closing of the Agreement, a further review of this issue will be undertaken by new management.

Compensation Committee

Prior to the Closing of the Agreement, the Company Board of Directors did not establish a Compensation Committee because, due to the Company Board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues typically considered by a Compensation Committee. Following the Closing of the Agreement, a further review of this issue will be undertaken by new management.

Nominating and Corporate Governance Committee

Prior to the Closing of the Agreement, the Company Board of Directors did not establish a Nominating and Corporate Governance Committee because, due to the Company Board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues normally considered by a nominating and Corporate Governance Committee. Following the Closing of the Agreement, a further review of this issue will be undertaken by new management.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company Common Stock as of December 19, 2006, on a proforma basis, following the Closing of the Agreement, by (i) each stockholder known by Changan to be the beneficial owner of more than 5% of the Company Common Stock; (ii) each of the Changan Director Designees and sole officer of the Company; and (iv) all of the Company’s directors and executive officers upon the Closing of the Agreement:

	Number of	Pro forma
	Shares of	Precent of
	Common Stock	Gold Standard
Name and Position of Beneficial Owner(1)	Owned	Stock(2)
Li Guomin	17,400,000	28.4%
Su Yu	—	0%
Zhou Qingwei	36,600,000	59.7%
Su Ning	6,000,000	9.8%
Directors and executive officers as a group (three persons)	54,000,000	88.1%

(1)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)	Calculated on the basis of 61,307,366 shares of the Company Common Stock outstanding as of December 19, 2006.

Certain Relationships and Related Transactions

There are no material relationships between the Company and the current directors and executive officers or any of the persons expected to become directors or executive officers of the Company other than the transactions and relationships described below, or contemplated in the Agreement.

Changan has agreed to pay Scott L. Smith, the Company’s current President and a director, the sum of $500,000 that shall be deposited into an Escrow Account. In exchange for that payment, Mr. Smith has agreed to pay all current ourstanding liabilities of the Company, to indemnify the Company and Changan from and against any and all liabilities of the Company existing or based upon matters occurring prior to the closing of the Agreement, and to cancel 100,000 warrants (refects a one for eight reverse split during the past quarter) owned by him. The warrants grant Mr. Smith the right to acquire 100,000 shares of common stock of the Company at an exercise price of $1.76 per share, and expire on December 31, 2007. At October 31, 2006, the Company had $267,432 in liabilities. Under the Indemnification Agreement, (i) these liabilities will be paid from the Escrow Account first; (ii) all liabilities of the Company from October 31, 2006 to the date of closing will be paid next; (iii) all costs of closing of the Agreement, including legal and accounting fees, will then be paid; (iv) and the balance remaining will then be paid to Mr. Smith, with the exception of $100,000 that will be held in the Escrow Account for one year from the closing to satisfy any other liabilities that may arise or be payable by Mr. Smith under the Indemnity Agreement. The remaining balance, if any, will be paid to Mr. Smith on the one year anniversary of the closing. $42,000 of the current liabilities of the Company includes $16,000 owed to Bret C. Decker; $16,000 owed to Gerald Sneddon; and $10,000 owed to Marlon U. Stones, other current directors and officers of the Company, for cancellation of warrants owned by these persons during the quarter ended July 31, 2006. The warrants cancelled by these other directors had the same terms and conditions as those being cancelled by Mr. Smith under the Indemnification Agreement and gave them the right to purchase, respectively: 16,000, 16,000 and 10,000 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s Common Stock, to file with the Commission initial reports of ownership and reports of changes in ownership of the Common Stock beneficially owned by them. Directors, executive officers and greater than 10% shareholders are required to furnish the Company with copies of all 16(a) reports they file with the Commission. Based solely upon its review of the forms required to be filed with the Commission by Section 16(a) of the Exchange Act, as amended, that have been received by the Company, the Company believes there has been compliance with all filing requirements applicable to its officers, directors and beneficial owners of greater than 10% of the Company Common Stock.

Executive Compensation

The following compensation was paid to directors or executive officers of the Company during the past three fiscal years ended October 31, 2006, and to the date hereof: Scott L. Smith, $0.00, October 31, 2006; $4,000, October 31, 2005; and $72,000, October 31, 2004. There are presently no plans or commitments with regard to such compensation or remuneration for the Changan Director Nominees. The Company has no employee benefit plans or other compensation plans.

Information Concerning the Company Board

The Company’s business affairs are managed under the direction of the Company Board of Director members who are also currently executive officers. The Company’s directors not only attend meetings of the Company Board of Directors, but also have personal meetings and other communications, including telephone contact, with each other and the executive officers. The Company Board of Directors held one meeting and acted by unanimous written consent once during the Company’s fiscal year ended October 31, 2006.

Stockholder Communication with the Board of Directors and Director Attendance at Annual Meetings

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD STANDARD, INC.

A Utah corporation

Date:	December 19, 2006	By:	/s/Scott L. Smith
Scott L. Smith, President